Exhibit 3.1
Amendment to the Amended and Restated Bylaws
RESOLVED, that effective April 8, 2008, Article II, Section 2 of the Amended and Restated Bylaws of the Company be, and it hereby is, amended in its entirety to read as follows:
“The annual meeting of shareholders shall be held on such date and at such time as the Board of Directors shall establish by resolution, which date shall be within 180 days following the end of the corporation’s most recent fiscal year. At the annual meeting, the shareholders shall elect by vote the Directors and transact such other business as may lawfully come before the meeting.”
Adopted by the Board of Directors on April 8, 2008.

/s/ Kenneth D. Stephens

Kenneth D. Stephens, Secretary

BYLAW AMENDMENT (APRIL 2008).DOC

Board Resolutions – 4/8/08 – Page 1